Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Bespoke Capital Acquisition Corp.

Subject Company: Bespoke Capital Acquisition Corp.

Registration No: 333-254260

Date: April 13, 2021

CNBC Interview Transcription 4.13.21

Brian Sullivan:

Not many companies in the wine business have gone public. We’ve had a few, and the bigger ones you’ve got the LVMH, Constellation Brands, many of them have also expanded more into spirits or beers. Well, this could change as one company is set to go public next month through, yes, a special purpose acquisition corporation, but are known as a SPAC. Terry Wheatley is the president of vintage wine estates. They will be going public via SPAC merger with a company called Bespoke Acquisition Corp at a valuation of $690 million. And I don’t know whether to say, Terry, good morning or good evening because you are joining us from California and we appreciate it. And by the way, I have paid for this interview many times over in BR Cohn and Cameron and Brown.

Terry Wheatley:

Hello.

Brian Sullivan:

So I’m glad to have you on the program. Thank you. Why do the SPAC? Why now?

Terry Wheatley:

Why now? Why now is the perfect time when you look at what’s happening. What’s happened during the pandemic with a lot of smaller wineries struggling. There’s over 10,000 wineries in the U.S. And there was a recent study saying over half were willing to sell. So accessing the public markets right now to bring extra capital in, to be able to acquire, because if you look at our track record, we’ve been able to acquire 20 companies in the last 10 years. So it’s a perfect time to access public markets.

Brian Sullivan:

And is that the idea to use some of the proceeds? Because people probably don’t know vintage wine estates, but I guarantee I mentioned a few, they know the brands. You’ve got Qupe, you’ve got Tamarack, you’ve got many, many others. Is the idea to continue to roll up and scale up other vineyards?

Terry Wheatley:

Yeah, absolutely. That’s been our model for the last 20 years, as I said, 20 acquisitions in the last 10 years. And what we see now is we can go and not only accelerate our organic growth, we think we’re going to have about an 9% organic growth, we’ve done that in the past. We’re going to do that in the future. And then a roll up. Let’s say we could do two to three acquisitions a year, in our business model we’ve only put in one, but our track record says we can do a whole lot more. So it really is a roll up model.

Brian Sullivan:

The wine business in particular, Terry, without getting into it where you are, my home state, my state of birth, California, obviously it’s had its climate issues and wildfires. And I know that there’s been vineyards not only destroyed, but also smoke tint on some of the grapes. So I’ve got some friends out there and they’re like, it doesn’t have to burn. It could still damage it. Is the wine industry in general changing, are we seeing values move a little further north? Some people say maybe Oregon is the next Sonoma.

Terry Wheatley:

Well, for us, that’s one of our strengths is our diversification. So we have prime vineyards in Napa, Sonoma, down on the central coast, as you said, up in Oregon, up in Washington. So if there is a wildfire in the Napa Valley or over in Sonoma, we’re able to very quickly go down to the central coast, go up to the northwest and fill whatever we need. So diversification is absolutely critical for us in sourcing. And also diversification in our distribution model.

Terry Wheatley:

So if you look at our company, that’s why we’re so excited about the future. We’re positioned with what I call a three legged stool. So we have 30% of our business in the direct to consumer channel. 41% is over in the traditional wholesale, so that’s the big distributors across the country, and then another 29% in our B2B. So that makes us a really differentiated model up against some of our competitors. So diversification in not only what you said, sourcing, we can go down on the central coast up in the northwest, but we can then pivot when there’s an economic downturn.

Brian Sullivan:

Vintage Wine Estates with Bespoke, by the way, run by a former Diageo executive and like them, you also do... You have gin, you’ve got something called Straight Edge whiskey, which sounds amazing or terrifying, I don’t know. But Terry, really, we will let you either go to bed or get... I don’t know what time it is, but we appreciate you coming on Worldwide Exchange. Live from California, Terry, best of luck to you. Thank you very much.

Terry Wheatley:

Thank you. Thank you.

Brian Sullivan:

All right. You’re very welcome.

Forward Looking Statements

Some of the statements contained in this document are forward-looking statements within the meaning of U.S. securities law and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “intend,” “may,” “model,” “outlook,” “plan,” “pro forma,” “project,” “seek,” “should,” “will,” “would” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, business plans and strategies, expansion and acquisition opportunities, growth prospects and consumer and industry trends. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of BCAC’s and VWE’s management and are not guarantees of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of BCAC and VWE. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, fluctuations in prices, interest rates and market demand; the ability of the parties to successfully or timely consummate the transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transactions or that the approval of the shareholders of BCAC or VWE is not obtained; failure to realize the anticipated benefits of the transactions; risks relating to the uncertainty of the projected financial information; the effects of competition on VWE’s future business; risks related to the organic and inorganic growth of VWE’s business and the timing of expected business milestones; the amount of redemptions, if any, made by BCAC’s shareholders in connection with the transactions; the potential adverse effects of the ongoing COVID-19 pandemic on VWE’s business and the U.S. economy; declines or unanticipated changes in consumer demand for VWE’s products; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business;

VWE’s significant reliance on its distribution channels; potential reputational harm to VWE’s brands from internal and external sources; possible decreases in VWE’s wine quality ratings; possible departures from VWE’s or the combined company’s senior management team; integration risks associated with acquisitions; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s and the combined company’s ability to make payments on its indebtedness; and those factors discussed in documents of BCAC filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”) or Canadian securities regulatory authorities. There may be additional risks that BCAC does not know or that BCAC currently believes are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect BCAC’s expectations, plans or forecasts of future events and views as of the date of this document. BCAC undertakes no obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements.

Important Information and Where to Find It

In connection with the transactions, BCAC has filed (1) with the SEC a preliminary consent solicitation statement/prospectus (the “Consent Solicitation Statement/Prospectus”), which includes a preliminary consent solicitation statement of VWE and a preliminary prospectus of BCAC to be distributed to BCAC shareholders and VWE shareholders; (2) with Canadian securities regulatory authorities a preliminary non-offering prospectus (the “Canadian Prospectus”) under Canadian securities laws to be distributed to BCAC shareholders. If required, BCAC also intends to file with Canadian securities regulatory authorities a proxy circular (the “Proxy Circular”) under Canadian securities laws to be distributed to BCAC shareholders. INVESTORS AND OTHER SECURITY HOLDERS ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, THE CANADIAN PROSPECTUS AND THE PROXY CIRCULAR, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY BCAC WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCAC, VWE AND THE TRANSACTIONS. When available, investors and security holders may obtain free copies of these documents and other documents, with respect to those filed with the SEC, at www.sec.gov, and with respect to those filed with the Canadian securities regulatory authorities, at www.sedar.com, or by directing a request to BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC V7X1L3.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, CANADIAN SECURITIES REGULATORY AUTHORITIES OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

Participants in the Solicitation

BCAC and VWE and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies or consents with respect to the transactions. Information about the directors and executive officers of BCAC and VWE and a description of their direct and indirect interests, by security holdings or otherwise, are set forth in the Consent Solicitation Statement/Prospectus and the Canadian Prospectus. Additional information may be set forth in the Proxy Circular and other relevant materials to be filed with the SEC and Canadian securities regulatory authorities regarding the transactions. Security holders, potential investors and other interested persons should read these materials carefully and in their entirety when they become available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 or an exemption therefrom.